Exhibit 99.1
Kinross Gold Corporation

1.75% Convertible Notes due 2028

Purchase Agreement

January 23, 2008

Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
As the Representative of the several Purchasers
c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
New York, New York 10080

Ladies and Gentlemen:

Kinross Gold Corporation, a corporation existing under the laws of the Province of Ontario (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), UBS Securities LLC (“UBS”, and together with Merrill Lynch, the “Representatives”) and each of the other Purchasers named in Schedule A hereto (collectively, the “Purchasers”) an aggregate of $420,000,000 principal amount of its 1.75% Senior Convertible Notes due 2028, convertible into common shares (the “Common Shares”), of the Company (the “Firm Notes”) and, at the option of the Purchasers, up to an aggregate of $40,000,000 principal amount of additional 1.75% Senior Convertible Notes due 2028 (the “Optional Notes”, and the Firm Notes and the Optional Notes that the Purchasers elect to purchase pursuant to Section 2 hereof being collectively called the “Securities”).

1.    The Company represents and warrants to, and agrees with, as of the date hereof, each of the Purchasers that:

(a)   A preliminary offering memorandum, dated January 23, 2008 (the “Preliminary Offering Memorandum”) and an offering memorandum (including, with respect to sales in Canada, a “wrapper” containing information specific to a private offering of securities in Canada), dated January 23, 2008 (the “Offering Memorandum”), have been prepared in connection with the offering of the Securities.  The Preliminary Offering Memorandum, as amended and supplemented immediately prior to the Applicable Time (as defined in Section 1(b) hereof), is hereinafter referred to as the “Pricing Memorandum”.  Any reference to the Preliminary Offering Memorandum, the Pricing Memorandum or the Offering Memorandum shall be deemed to refer to and include the Company’s most recent Annual Report on Form 40-F and the documents listed on Schedule B(i) hereto, each as filed or furnished with the Securities and Exchange Commission (the “Commission”) pursuant to Section 13(a), 13(c) or 15(d) of the  United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or prior to the date of the Preliminary Offering Memorandum or the Offering Memorandum, as the case may be, and any reference to the Preliminary Offering Memorandum or the Offering Memorandum, as the case may be, as amended or supplemented, as of any specified date, shall be deemed to include (i) any documents filed (but not any documents furnished and not filed) with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the Preliminary Offering Memorandum or the Offering Memorandum, as the case may be, and prior to such specified date and (ii) any Additional Issuer Information (as defined in Section 5(d) hereof) furnished by the Company prior to the completion of the distribution of the Securities; and all documents filed under the Exchange Act and so deemed to be included in the Preliminary Offering Memorandum or the Offering Memorandum, as the case may be, or any amendment or supplement thereto are hereinafter called the “Exchange Act Reports”.  Each of the Preliminary Offering Memorandum, the Offering Memorandum and any amendments or supplements thereto and the Exchange Act Reports did not and will not, as of their respective dates, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Offering Memorandum or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the United States Securities Act of 1933, as amended (the “Act”) or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by a Purchaser through the Representatives expressly for use therein;

(b)   For the purposes of this Agreement, the “Applicable Time” is 7 a.m. (Eastern time) on January 24, 2008; the Pricing Memorandum as supplemented by the information set forth in Schedule B(ii) hereto, taken together (collectively, the “Pricing Disclosure Package”) as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Company Supplemental Disclosure Document (as defined in Section 6(a) hereof) listed on Schedule B(iii) hereto does not conflict with the information contained in the Pricing Memorandum or the Offering Memorandum and each such Company Supplemental Disclosure Document, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements or omissions made in a Company Supplemental Disclosure Document in reliance upon and in conformity with information furnished in writing to the Company by a Purchaser through the Representatives expressly for use therein;

(c)    Neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in the Pricing Disclosure Package any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Pricing Disclosure Package, except for losses or interferences that would not, individually or in the aggregate, have a material adverse effect on the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries considered as one enterprise (a “Material Adverse Effect”); and, since the respective dates as of which information is given in the Pricing Disclosure Package, there has not been any change in the share capital (other than pursuant to any employee benefit plan of the Company) or increase in long-term debt of the Company or any of its subsidiaries or any other change that would have a Material Adverse Effect or any development involving a prospective change that, to the best of the Company’s knowledge, would reasonably be expected to have a Material Adverse Effect, otherwise than as set forth or contemplated in the Pricing Disclosure Package;

(d)   The Company has been duly amalgamated and is validly existing as a corporation in good standing under the laws of the Province of Ontario, with power and authority (corporate and other) to own, lease and operate its properties and conduct its business as described in the Pricing Disclosure Package and the Offering Memorandum, and is duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect;

(e)   The Company has an authorized capitalization as set forth in the Pricing Disclosure Package and the Offering Memorandum and all of the issued shares in the capital of the Company have been duly and validly authorized and issued and are fully paid and non-assessable; the Common Shares initially issuable upon conversion of the Securities have been duly authorized and, when issued and delivered in accordance with the provisions of the Securities and the Indenture referred to below, will be validly issued, fully paid and non-assessable and will conform to the description of the Common Shares contained in the Pricing Disclosure Package and the Offering Memorandum; and the issuance of the Common Shares upon conversion will not be subject to the preemptive or other similar rights of any security holder of the Company;

(f)            Each of the “significant subsidiaries” of the Company (as defined in Rule 1-02 of Regulation S-X under the Act) (each a “Significant Subsidiary” and, together, the “Significant Subsidiaries”) has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation (to the extent that such a concept exists under the local law of such jurisdiction), with power and authority (corporate and other) to own, lease and operate its properties and to conduct its business as described in the Pricing Disclosure Package and the Offering Memorandum, is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business and, except as otherwise disclosed in the Pricing Disclosure Package and the Offering Memorandum, all of the issued and outstanding capital stock of each Significant Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable except, in each case above in this paragraph (f), as would not result in a Material Adverse Effect;

(g)   The Company has the corporate power and authority to execute and deliver the Agreement, the Securities, the Indenture and the Registration Rights Agreement referred to below, and to perform its obligations hereunder and thereunder;

(h)   This Agreement has been duly authorized, executed and delivered by the Company;

(i)    The registration rights agreement to be dated as of January 29, 2008 between the Company and the Purchasers (the “Registration Rights Agreement”) has been duly authorized and, when the Securities are offered and paid for pursuant to this Agreement, will have been duly executed and delivered by the Company and will constitute a valid and legally binding obligation of the Company, enforceable in accordance with its terms, except as the enforceability thereof may be subject to the effect of any bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity and public policy (regardless of whether enforcement is sought in a proceeding at law or in equity) and to the discretion of the court before which any proceeding may be brought;

(j)    The Securities have been duly authorized and, when executed, issued and delivered pursuant to this Agreement will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the indenture to be dated as of January 29, 2008 (the “Indenture”) between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), under which the Securities are to be issued; the Indenture has been duly authorized by the Company and, when executed and delivered by the Company and the Trustee, will constitute at the Time of Delivery a valid and legally binding instrument, enforceable against the Company in accordance with its terms, except as the enforceability thereof may be subject to the effect of any bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity and public policy (regardless of whether enforcement is sought in a proceeding at law or in equity) and to the discretion of the court before which any proceeding may be brought; the Securities, the Registration Rights Agreement and the Indenture will conform, in all material respects, to the descriptions thereof in the Pricing Disclosure Package and the Offering Memorandum;

(k)   The issue and sale of the Securities and the compliance by the Company with all of the provisions of the Securities, the Indenture, the Registration Rights Agreement and this Agreement and the consummation of the transactions herein and therein contemplated (i) will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, nor will such action result in any violation of any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties, except for any such conflict, breach, violation or default which (A) would not, individually or in the aggregate, have a Material Adverse Effect, (B) would not impair the Company’s ability to perform its obligations hereunder or under the Securities or the Indenture and (C) would not have any material adverse effect upon the consummation of the transactions contemplated hereby and thereby, and (ii) will not result in any violation of the provisions of the Articles of Amalgamation or by-laws of the Company; and no consent, approval, filing, authorization, order, registration or qualification of or with any such court or governmental agency or body in the United States or Canada is required for the issue and sale of the Securities or the consummation by the Company of the transactions contemplated by this Agreement, the Registration Rights Agreement or the Indenture except (1) such as have been, or will be at the time of such issue and sale or the time of consummation of such transactions, obtained under the Act and the Trust Indenture Act; (2) such consents, approvals, filings, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Purchasers; (3) the conditional approval of the Toronto Stock Exchange of the listing of the Common Shares issuable upon conversion of the Securities; and (4) the delivery and filing of the Offering Memorandum and applicable reports of exempt distribution in Form 45-106F1 with the securities regulatory authorities in Canada;

(l)     Other than as set forth in the Pricing Disclosure Package and the Offering Memorandum, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject, which, if determined adversely to the Company or any of its subsidiaries, would, individually or in the aggregate, have a Material Adverse Effect or which would materially and adversely affect the consummation of the transactions contemplated in this Agreement, the Indenture and the Registration Rights Agreement or the performance by the Company of its obligations hereunder and thereunder; and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others;

(m)   Neither the Company nor any of its subsidiaries is in violation of its Articles of Incorporation, Articles of Amalgamation, by-laws, or analogous charter documents, or in violation of or in default in the performance or observance of any obligation, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except for any such violation or default which would not, individually or in the aggregate, have a Material Adverse Effect;

(n)   The Company is a “reporting issuer” (or equivalent) in each province of Canada and is not in default of any requirement under applicable Canadian securities laws except for any default which would not, individually or in the aggregate, have a Material Adverse Effect; there is no order, ruling or direction of any securities regulatory authority in Canada which would deny the benefit of an exemption otherwise provided for under applicable Canadian securities laws with respect to the distribution of the Securities and which is being relied upon by the Purchasers in connection with offers and sales of the Securities in Canada, and no proceedings which would reasonably be expected to result in any such order or ruling have been instituted or are pending or, to the knowledge of the Company, threatened; and no order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company has been issued or made by any securities regulatory authority in Canada or the Toronto Stock Exchange and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the Company's knowledge, contemplated or threatened by any such authority;

(o)   The financial statements (including the notes thereto) incorporated by reference into the Pricing Disclosure Package and the Offering Memorandum present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with generally accepted accounting principles in Canada (“Canadian GAAP”) applied on a consistent basis throughout the periods involved, unless otherwise noted, and the audited consolidated financial statements have been reconciled to generally accepted accounting principles in the United States.  The selected summary consolidated financial information included in the Pricing Disclosure Package and the Offering Memorandum has been compiled on a basis consistent with the financial statements included in the Pricing Disclosure Package and the Offering Memorandum.  The pro forma financial statements of the Company and its subsidiaries and the related notes thereto incorporated by reference in the Pricing Disclosure Package and the Offering Memorandum present fairly the information shown therein and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein;

(p)   The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, state, provincial, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Company and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect;

(q)   Except as described in the Pricing Disclosure Package and the Offering Memorandum and except such matters as would not  result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is in violation of any federal, state, provincial, local or foreign statute, law, rule, regulation, ordinance, legal code, or any legally binding judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws for the business as presently conducted and are each in substantial compliance with their requirements, (C) to the Company’s knowledge, there are no pending or threatened administrative, regulatory or judicial actions, suits, claims, liens, actions concerning any noncompliance or violation, investigations or adversarial legal proceedings pursuant to any Environmental Law against the Company or any of its subsidiaries and (D) there are no orders for clean-up or remediation, or actions, suits or proceedings by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries alleging releases of Hazardous Materials or any violation of Environmental Laws, except, in each case, as would not be expected to result in a Material Adverse Effect;

(r)   The Company or its subsidiary, as applicable, has good and valid title to all real property owned or leased by the Company and each of its subsidiaries, free and clear of all mortgages, liens, security interests, claims, restrictions or encumbrances of any kind except (a) as described in the Pricing Disclosure Package and the Offering Memorandum or (b) where any defect in or absence of such title would not, singly or in the aggregate, result in a Material Adverse Effect.

(s)   The statements set forth in the Pricing Disclosure Package under the captions “Description of Notes,” and “Description of Kinross Capital Structure”, insofar as they purport to constitute a summary of the terms of the Securities and the Common Shares, under the caption “Certain U.S. Federal Income Tax Consequences,” and under the caption “Plan of Distribution” insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate, complete and fair in all material respects;

(t)    Subject to, and taking into account, the qualifications, limitations, assumptions and considerations set forth therein, the statements set forth in the Offering Memorandum under the caption “Certain Canadian Federal Income Tax Considerations” accurately summarize the principal Canadian federal income tax considerations as of the date of the Offering Memorandum generally applicable to a holder of Securities who acquires Securities pursuant to the Offering Memorandum as described therein;

(u)   The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof, will not be an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(v)   When the Securities are issued and delivered pursuant to this Agreement, the Securities will not be of the same class (within the meaning of Rule 144A under the Act) as securities which are listed on a national securities exchange registered under Section 6 of the Exchange Act or quoted in a United States automated inter-dealer quotation system;

(w)   The Company is subject to Section 13 or 15(d) of the Exchange Act;

(x)    Neither the Company, its “affiliates” (as defined in Rule 405 under the Act) nor any person acting on its or their behalf has offered or sold, or will offer or sell, the Securities by means of any general solicitation or general advertising within the meaning of Rule 502(c) under the Act;

(y)   Within the preceding six months, none of the Company, its affiliates or any other person acting on its or their behalf has solicited any offer to buy, offered or sold to any person any Securities, or any securities of the same or a similar class as the Securities, other than Securities offered or sold to the Purchasers hereunder.  The Company will take reasonable precautions designed to insure that any offer or sale, direct or indirect, in the United States of any Securities or any substantially similar security issued by the Company, within six months subsequent to the date on which the distribution of the Securities has been completed (as notified to the Company by the Representatives), is made under restrictions and other circumstances reasonably designed not to affect the status of the offer and sale of the Securities in the United States contemplated by this Agreement as transactions exempt from the registration provisions of the Act;

(z)    (i) KPMG LLP, who have certified certain financial statements of the Company and their subsidiaries and have audited the Company’s management’s assessment of the Company’s internal control over financial reporting are independent public accountants and (ii) Deloitte & Touche LLP, who have certified certain financial statements of the Company and their subsidiaries were at the time of such certification independent public accountants, in each case as required by the Act and the rules and regulations of the Commission thereunder;

(aa)          The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies with the requirements of the Exchange Act and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.  Management of the Company assessed internal control over financial reporting of the Company as of December 31, 2006 and concluded internal control over financial reporting was effective as of such date.  The Company is not aware of any material weaknesses in its internal control over financial reporting;

(bb)         Except as disclosed in the Pricing Disclosure Package and the Offering Memorandum, since the date of the latest audited financial statements included or incorporated by reference in the Pricing Disclosure Package, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting;

(cc)          The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management and such disclosure controls and procedures were effective as of December 31, 2006;

(dd)         Neither the Company nor any of its affiliates has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted, or which might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company in connection with the offering of the Securities;

(ee)          With respect to information set forth or incorporated by reference in the Pricing Disclosure Package and the Offering Memorandum: (i) information relating to the Company's estimates of mineral reserves and mineral resources as at the date they were prepared has been reviewed and verified by the Company or independent consultants to the Company as being consistent with the Company's mineral reserve and mineral resource estimates as at the date they were prepared; (ii) the mineral reserve and mineral resource estimates have been prepared in accordance with National Instrument 43-101 - "Standards of Disclosure for Mineral Projects" by or under the supervision of a qualified person as defined therein; and (iii) the methods used in estimating the Company's mineral reserves and mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices;

(ff)           Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that violates in any material respect the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder; and

(gg)         Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Company will not knowingly directly or indirectly use the proceeds of the offering, or knowingly lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC.

2.     Subject to the terms and conditions herein set forth, (a) the Company agrees to issue and sell to each of the Purchasers, and each of the Purchasers agrees, severally and not jointly, to purchase from the Company, at a purchase price of 100% of the principal amount thereof, plus accrued interest, if any, from January 29, 2008 to the Time of Delivery hereunder, the principal amount of Firm Notes set forth opposite the name of such Purchaser in Schedule A hereto; and as compensation for the Purchasers’ services (which, in the case of a Purchaser who is a non-resident of Canada for purposes of the Income Tax Act (Canada) (a “Non-Resident Purchaser”) shall be for services rendered exclusively outside of Canada and, in the case of a Purchaser who is not a Non-Resident Purchaser shall be for services) in connection with the sale of the Firm Notes, the Company agrees to pay each Purchaser simultaneously with the payment of the purchase price for the Firm Notes by such Purchaser to the Company, a commission equal to $22.00 per $1,000 aggregate principal amount of the Firm Notes purchased by such Purchaser; (b) in the event and to the extent that the Purchasers shall exercise the election to purchase Optional Notes as provided below, the Company agrees to issue and sell to each of the Purchasers, and each of the Purchasers agrees, severally and not jointly, to purchase from the Company, at the same purchase price set forth in clause (a) of this Section 2, that portion of the aggregate principal amount of Optional Notes as to which such election shall have been exercised (to be adjusted by the Purchasers so as to eliminate fractions of $1,000) determined by multiplying such aggregate principal amount of Optional Notes by a fraction, the numerator of which is the maximum aggregate principal amount of Optional Notes which such Purchaser is entitled to purchase as set forth opposite the name of such Purchaser in Schedule A hereto and the denominator of which is the maximum aggregate principal amount of Optional Notes that all of the Purchasers are entitled to purchase hereunder; and as compensation for the Purchasers’ services described above in connection with the sale of any Optional Notes purchased hereunder, the Company agrees to pay each Purchaser simultaneously with the payment of the purchase price for the Optional Notes by such Purchaser to the Company, a commission equal to $22.00 per $1,000 aggregate principal amount of the Optional Notes purchased by such Purchaser; and (c) the Company expressly authorizes each Purchaser to deduct the commission to which it is entitled pursuant to this Section 2 hereof from the payment made by it of the purchase price for the Firm Notes or any Optional Notes in satisfaction of the Company’s obligation to pay such commission.

The Company hereby grants to the Purchasers the right to purchase at their election up to $40,000,000 aggregate principal amount of Optional Notes, at the purchase price set forth in clause (a) of the paragraph above.  Any such election to purchase Optional Notes may be exercised by written notice from the Representatives to the Company, given within a period of 30 calendar days after the date of this Agreement, setting forth the aggregate principal amount of Optional Notes to be purchased and the date on which such Optional Notes are to be delivered, as determined by the Representatives, but in no event earlier than the First Time of Delivery (as defined below) or, unless the Representatives and the Company otherwise agree in writing, earlier than two or later than ten business days after the date of such notice.

3.     Upon the authorization by the Representatives of the release of the Securities, the several Purchasers propose to offer the Securities for sale upon the terms and conditions set forth in this Agreement and the Offering Memorandum, and each Purchaser hereby represents and warrants to, and agrees with the Company that:

(a)    It will offer and sell the Securities only to persons who it reasonably believes are “qualified institutional buyers” (“QIBs”) within the meaning of Rule 144A under the Act in transactions meeting the requirements of Rule 144A;

(b)    It is an “accredited investor” within the meaning of Rule 501 under the Act;

(c)    It will not offer or sell the Securities by any form of general solicitation or general advertising, including but not limited to the methods described in Rule 502(c) under the Act; and

(d)    It will offer and sell the Securities in Canada, and to residents of Canada, only to persons who are accredited investors within the meaning of National Instrument 45-106 – Prospectus and Registration Exemptions, in transactions which are exempt from the prospectus requirements of applicable Canadian securities laws.

4.     (a)    The Securities to be purchased by each Purchaser hereunder will be represented by one or more definitive global Securities in book-entry form which will be deposited by or on behalf of the Company with The Depository Trust Company (“DTC”) or its designated custodian.  The Company will deliver the Securities to Merrill Lynch, for the account of each Purchaser, against payment by or on behalf of such Purchaser of the purchase price therefor by wire transfer to an account designated by the Company in Federal (same day) funds, by causing DTC to credit the Securities to the account of Merrill Lynch at DTC.  The Company will cause the certificates representing the global Securities to be made available to Merrill Lynch for checking at least twenty-four hours prior to the Time of Delivery (as defined below) at the office of DTC or its designated custodian (the “Designated Office”). The time and date of such delivery and payment shall be, with respect to the Firm Notes, 9:30 a.m., New York City time, on January 29, 2008 or such other time and date as the Representatives and the Company may agree upon in writing, and, with respect to the Optional Notes, 9:30 a.m., New York time, on the date specified by the Representatives in the written notice given by Representatives of the Purchasers’ election to purchase such Optional Notes, or such other time and date as Representatives and the Company may agree upon in writing.  Such time and date for delivery of the Firm Notes is herein called the “First Time of Delivery”, any time and date for delivery of Optional Notes, if not the First Time of Delivery, is herein called an “Optional Time of Delivery”, and each such time and date for delivery of Securities is herein called a “Time of Delivery”.

(b)    The documents to be delivered at each Time of Delivery by or on behalf of the parties hereto pursuant to Section 8 hereof will be delivered at such time and date at the offices of Shearman & Sterling LLP, Toronto, Ontario (the “Closing Location”), and the Securities will be delivered at the Designated Office, all at such Time of Delivery.  A meeting will be held at the Closing Location at 1:00 p.m., New York City time, on the New York Business Day next preceding such Time of Delivery, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto.  For the purposes of this Section 4, “New York Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York are generally authorized or obligated by law or executive order to close.

5.     The Company agrees with each of the Purchasers:

(a)    To prepare the Offering Memorandum in a form approved by the Representatives; to make no amendment or any supplement to the Offering Memorandum which shall be disapproved by the Representatives promptly after reasonable notice thereof; and to furnish the Purchasers with copies thereof;

(b)    Promptly from time to time to take such action as you may reasonably request to qualify the Securities and the Common Shares issuable upon conversion of the Securities for offering and sale under the securities laws of such jurisdictions as you may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Securities, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction;

(c)    To furnish the Purchasers with copies of the Offering Memorandum and each amendment or supplement thereto with the independent accountants’ report(s) in or incorporated by reference in the Offering Memorandum, and any amendment or supplement containing amendments to the financial statements covered by such report(s), signed by the accountants, and additional written and electronic copies thereof in such quantities as the Purchasers may from time to time reasonably request, and if, at any time prior to the expiration of nine months after the date of the Offering Memorandum, any event shall have occurred as a result of which the Offering Memorandum as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Offering Memorandum is delivered, not misleading, or, if for any other reason, in the reasonable opinion of any of the Company, its counsel, the Representatives or counsel for the Representatives, it shall be necessary or desirable during such same period to amend or supplement the Offering Memorandum, to promptly notify the Representatives and upon their request to prepare and furnish without charge to each Purchaser and to any dealer in securities as many written and electronic copies as the Purchasers may from time to time reasonably request of an amended Offering Memorandum or a supplement to the Offering Memorandum which will be in form and substance satisfactory in the reasonable opinion of counsel for the Purchasers and will correct such statement or omission or effect such compliance;

(d)    During the period beginning on the date hereof until 60 days following the date of the Offering Memorandum, not to offer, sell, contract to sell or otherwise dispose of, any securities of the Company that are substantially similar to the Securities, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares or any such substantially similar securities, other than (i) pursuant to employee stock option plans, deferred compensation plans or similar plans existing on the date of this Agreement, (ii) upon the conversion or exchange of the Securities or convertible or exchangeable securities outstanding as of, the date of this Agreement, or (iii) in connection with an acquisition of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions, provided that, except in the circumstance of an unsolicited bid, any securities issued pursuant to the exception in this clause (iii) may not be sold or otherwise conveyed until 60 days following the date of the Offering Memorandum, in each case without the prior written consent of the Representatives, except as provided hereunder;

(e)    At any time when the Company is not subject to Section 13 or 15(d) of the Exchange Act, for the benefit of holders from time to time of Securities, to furnish at its expense, upon request, to holders of Securities and prospective purchasers of securities information (the “Additional Issuer Information”) satisfying the requirements of subsection (d)(4)(i) of Rule 144A under the Act;

(f)    To use its best efforts to cause the Securities to be eligible for the PORTAL trading system of the National Association of Securities Dealers, Inc.;

(g)    During the one-year period from and after the Time of Delivery, the Company will not, and will not permit any of its affiliates to, resell any of the Securities which constitute “restricted securities” under Rule 144 that have been reacquired by any of them;

(h)    To keep available at all times, free of preemptive rights, Common Shares for the purpose of enabling the Company to satisfy any obligations to issue Common Shares upon conversion of the Securities;

(i)     To use its best efforts to list, subject to notice of issuance, the Common Shares issuable upon conversion of the Securities on the New York Stock Exchange and to have caused the Common Shares issuable upon conversion of the Securities to be conditionally approved for listing and, subject to the satisfaction of notice of issuance and other customary post-closing conditions imposed by the Toronto Stock Exchange, be posted for trading on the Toronto Stock Exchange;

(j)     To file, within the time periods prescribed by the applicable Canadian securities laws, such documents and reports as may be required to be filed by the Company with the securities regulatory authorities in Canada under the applicable Canadian securities laws relating to the private placement of Securities by the Purchasers, and the Company will pay any filing fee prescribed with respect thereto; and

(k)    To immediately notify the Representatives, and confirm such notice in writing, of any filing made by the Company of information relating to the offering of the Securities with any securities exchange or any other regulatory body in the United States, Canada or any other jurisdiction for the period from the date hereof until resale of the notes has been completed by the Purchasers (as notified in writing by the Representatives), but in no case later than six months from the date of the Offering Memorandum.

6.     (a)    Each Purchaser represents and agrees that, without the prior consent of the Company and the Representatives, other than one or more term sheets relating to the Securities containing customary information which, in their final form, will not be inconsistent with the information set forth on Schedule B(ii) hereto, it has not made and will not make any offer relating to the Securities that, if the offering of the Securities contemplated by this Agreement were conducted as a public offering pursuant to a registration statement filed under the Act with the Commission, would constitute a “free writing prospectus,” as defined in Rule 405 under the Act (any such offer (other than any such term sheets) is hereinafter referred to as a “Company Supplemental Disclosure Document”); and

(b)    Each Company Supplemental Disclosure Document, the use of which has been consented to by the Company and the Representatives, is listed on Schedule  B(iii) hereto.

7.     The Company covenants and agrees with the several Purchasers that the Company will pay or cause to be paid the following: (1) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the issue of the Securities, and the Common Shares issuable upon conversion of the Securities, and all other expenses in connection with the preparation and printing of the Pricing Disclosure Package and the Offering Memorandum and any amendments and supplements thereto or of any Company Supplemental Disclosure Documents and the mailing and delivering of copies thereof to the Purchasers and dealers; (2) the cost of printing or producing this Agreement, the Indenture, any Blue Sky memorandum, the Registration Rights Agreement, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (3) all expenses in connection with the qualification of the Securities and the Common Shares issuable upon conversion of the Securities for offering and sale under state securities laws as provided in Section 5(b) hereof, including the fees and disbursements of counsel for the Purchasers in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (4) the cost of preparing the Securities; (5) the fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities; (6) any cost incurred in connection with the designation of the Securities for trading in PORTAL and the listing of the Common Shares issuable upon conversion of the Securities; and (7) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section.  It is understood, however, that, except as provided in this Section, and Sections 9, 10 and 13 hereof, the Purchasers will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make.

8.     The obligations of the Purchasers hereunder as to the Securities to be delivered at each Time of Delivery shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company herein are true and correct as of the date of this Agreement and true and correct as though expressly made at and as of such Time of Delivery, the condition that the Company shall have performed in all material respects all of its obligations hereunder theretofore to be performed, and the following additional conditions (and if any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representatives by notice to the Company at any time at or prior to the Time of Delivery, and such termination shall be without liability of any party to any other party except as provided in Section 7 and except that Sections 1, 9, 10, 12 and 13 shall survive any such termination and remain in full force and effect):

(a)    Shearman & Sterling LLP, United States counsel for the Purchasers, shall have furnished to the Purchasers such written opinion or opinions, dated such Time of Delivery, with respect to the Indenture, the validity of the Securities, the Pricing Disclosure Package and the Offering Memorandum and such other related matters as the Purchasers may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(b)    Sullivan & Cromwell LLP, United States counsel for the Company, shall have furnished to the Purchasers their written opinion and disclosure letter, dated such Time of Delivery, substantially in the form of Annex I(a) hereto and reasonably acceptable to the Purchasers;

(c)    Osler, Hoskin & Harcourt LLP, Canadian counsel for the Company, shall have furnished to the Purchasers their written opinion, dated such Time of Delivery, substantially in the form of Annex I(b) hereto and reasonably acceptable to the Purchasers;

(d)    On the date of the execution of this Agreement and also at each Time of Delivery, each of KPMG LLP, Deloitte & Touche LLP and PricewaterhouseCoopers LLP shall have furnished to the Purchasers a letter or letters, dated the respective dates of delivery thereof, each in form and substance agreed by the Purchasers prior to execution of this Agreement;

(e)    (i)    Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Pricing Disclosure Package any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, that would, individually or in the aggregate, have a Material Adverse Effect, otherwise than as set forth or contemplated in the Pricing Disclosure Package, and (ii) since the respective dates as of which information is given in the Pricing Disclosure Package there shall not have been any change in the share capital (other than pursuant to any employee benefit plan of the Company) or increase in long-term debt of the Company or any of its subsidiaries or any other change that would have a Material Adverse Effect, or any development involving a prospective change that would have a Material Adverse Effect, otherwise than as set forth or contemplated in the Pricing Disclosure Package, the effect of which, in any such case described in clause (i) or (ii), is in the judgment of the Representatives so material and adverse as to make it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities being delivered at such Time of Delivery on the terms and in the manner contemplated in this Agreement and in the Offering Memorandum;

(f)    On or after the Applicable Time there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange; (ii) a suspension or material limitation in trading in the Company’s securities on the New York Stock Exchange or the Toronto Stock Exchange; (iii) a general moratorium on commercial banking activities declared by U.S. or Canadian federal, New York State or Ontario provincial authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States or Canada; (iv) the outbreak or escalation of hostilities involving the United States or Canada or the declaration by the United States or Canada of a national emergency or war; or (v) the occurrence of any other calamity or crisis or any change or development involving a prospective change in financial, political or economic conditions in the United States, Canada or elsewhere; if the effect of any such event specified in clause (iv) or (v) in the judgment of the Representatives makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities being delivered at such Time of Delivery on the terms and in the manner contemplated herein and in the Offering Memorandum;

(g)    The Securities shall have been designated for trading on The PORTAL Market;

(h)    The Company shall have furnished or caused to be furnished to the Representatives at the Time of Delivery a certificate or certificates of officers of the Company satisfactory to the Representatives as to the accuracy of the representations and warranties of the Company herein at and as of the date hereof and such Time of Delivery, as to the performance by the Company of all of its obligations hereunder to be performed or satisfied at or prior to such Time of Delivery, as to the matters set forth in subsection (e) of this Section and as to such other matters as the Representatives may reasonably request; and

(i)    The Representatives shall have received executed lock-up agreements substantially in the form attached as Annex I(c) hereto from the persons listed in Schedule C hereto.

9.     (a)    The Company will indemnify and hold harmless each Purchaser, its affiliates, as detailed in Rule 405 under the Act, its selling agents and each person, if any, who controls each Purchaser within the meaning of Section 15 of the Act or Section 20 of Exchange Act as follows:

(i)     against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Offering Memorandum, the Pricing Disclosure Package, the Offering Memorandum (or any amendment or supplement thereto) or any Company Supplemental Disclosure Materials, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)    against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever arising out of or based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided (subject to Section 9(d) below) that any such settlement is made with the written consent of the Company; and

(iii)   against any and all expense whatsoever, as incurred (including the reasonable fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that the indemnity agreement in this Section 9(a) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Purchaser through the Representatives expressly for use in any Preliminary Offering Memorandum, the Pricing Disclosure Package, the Offering Memorandum (or any amendment or supplement thereto) or in any Company Supplemental Disclosure Document.

(b)    Each Purchaser severally agrees to indemnify and hold harmless the Company and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in any Preliminary Offering Memorandum, the Pricing Disclosure Package, the Offering Memorandum or any Company Supplemental Disclosure Document in reliance upon and in conformity with written information furnished to the Company by the Purchasers through the Representatives expressly for use therein.

(c)    Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity. In the case of parties indemnified pursuant to Section 9(a) above, counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 9(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 9 or Section 10 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)    If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 9(a)(ii) effected without its written consent if (i) such settlement is entered into more than 90 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 60 days prior to such settlement being entered into, (iii) a follow-up notice regarding the proposed settlement shall have been received by the indemnifying party no more than 45 days and no fewer than 30 days before such settlement is entered into and (iv) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

10.    If the indemnification provided for in Section 9 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then, except to the extent that the indemnifying party is materially prejudiced as a result of any failure by the indemnified party to notify the indemnifying party of any action as contemplated by Section 9(c), each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Purchasers on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Purchasers on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the Purchasers on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting discounts received by the Purchasers, bear to the aggregate initial offering price of the Securities.

The relative fault of the Company on the one hand and the Purchasers on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Purchasers and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 10 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 10. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 10 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 10, no Purchaser shall be required to contribute any amount in excess of the amount by which the total price at which the Securities purchased and sold by it hereunder exceeds the amount of any damages which such Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section, each person, if any, who controls a Purchaser within the meaning of Section 15 of the Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Purchaser, and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Company. The Purchasers’ respective obligations to contribute pursuant to this Section 10 are several in proportion to the principal amount of the Securities set forth opposite their respective names in Schedule A hereto and not joint.

11.    (a)    If any Purchaser shall default in its obligation to purchase the Securities which it has agreed to purchase hereunder at a Time of Delivery, the Representatives may in their discretion arrange for the Purchasers or another party or other parties to purchase such Securities on the terms contained herein. If, within thirty-six hours after such default by any Purchaser, the Representatives do not arrange for the purchase of such Securities, then the Company shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Representatives to purchase such Securities on such terms. In the event that, within the respective prescribed periods, the Representatives notify the Company that it has so arranged for the purchase of such Securities, or the Company notifies the Representatives that it has so arranged for the purchase of such Securities, the Representatives or the Company shall have the right to postpone such Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Offering Memorandum, or in any other documents or arrangements, and the Company agrees to prepare promptly any amendments to the Offering Memorandum which in the opinion of the Representatives may thereby be made necessary. The term “Purchaser” as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Securities

(b)    If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Purchaser or Purchasers by the Representatives and the Company as provided in subsection (a) above, the aggregate principal amount of such Securities which remains unpurchased does not exceed one eleventh of the aggregate principal amount of all the Securities to be purchased at such Time of Delivery, then the Company shall have the right to require each non-defaulting Purchaser to purchase the principal amount of Securities which such Purchaser agreed to purchase hereunder to be purchased at such Time of Delivery and, in addition, to require each non-defaulting Purchaser to purchase its pro rata share (based on the principal amount of Securities which such Purchaser agreed to purchase hereunder) of the Securities of such defaulting Purchaser or Purchasers for which such arrangements have not been made; but nothing herein shall relieve a defaulting Purchaser from liability for its default.

(c)    If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Purchaser or Purchasers by the Representatives and the Company as provided in subsection (a) above, the aggregate principal amount of Securities which remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the Securities to be purchased at such Time of Delivery, or if the Company shall not exercise the right described in subsection (b) above to require non defaulting Purchasers to purchase Securities of a defaulting Purchaser or Purchasers, then this Agreement or with respect to an Optional Time of Delivery, the obligations of the Purchasers to purchase and of the Company to sell the Optional Notes shall thereupon terminate, without liability on the part of any non defaulting Purchaser or the Company, except for the expenses to be borne by the Company and the Purchasers as provided in Section 7 hereof and the indemnity and contribution provisions in Sections 9 and 10 hereof; but nothing herein shall relieve a defaulting Purchaser from liability for its default.

12.    The respective indemnities, agreements, representations, warranties and other statements of the Company and the several Purchasers, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Purchaser or any controlling person of any Purchaser, or the Company, or any officer or director or controlling person of the Company, and shall survive delivery of and payment for the Securities.

13.    If this Agreement shall be terminated pursuant to Section 11 hereof, the Company shall not then be under any liability to any Purchaser except as provided in Sections 7, 9 and 10 hereof; but, if for any other reason, any Securities are not delivered by or on behalf of the Company as provided herein, the Company will reimburse the Purchasers through the Representatives for all out-of-pocket expenses approved in writing by the Representatives, including fees and disbursements of counsel, reasonably incurred by the Purchasers in making preparations for the purchase, sale and delivery of the Securities not so delivered, but the Company shall not then be under any further liability to any Purchaser except as provided in Sections 7, 9 and 10 hereof.

14.    In all dealings hereunder, the Representatives shall act on behalf of each of the Purchasers, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Purchaser made or given by either or both of the Representatives.

15.    All statements, requests, notices and agreements hereunder shall be in writing, and if to the Purchasers shall be delivered or sent by mail, telex or facsimile transmission to Merrill Lynch at 4 World Financial Center, New York, New York 10080 or (212) 449 3208, attention: Global Origination Counsel and UBS at 161 Bay Street, BCE Place, Suite 4100, Toronto, Ontario M5J 2S1 and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Offering Memorandum, Attention: Chief Financial Officer.

16.    This Agreement shall be binding upon, and inure solely to the benefit of, the Purchasers, the Company and, to the extent provided in Sections 9 and 10 hereof, the officers and directors of the Company and each person who controls the Company or any Purchaser, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.  No purchaser of any of the Securities from any Purchaser shall be deemed a successor or assign by reason merely of such purchase.

17.    Time shall be of the essence of this Agreement.  As used herein, the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

18.    The Company acknowledges and agrees that (i) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Purchasers, on the other, (ii) in connection therewith and with the process leading to such transaction each Purchaser is and has been acting solely as a principal and not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (iii) no Purchaser has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading to the offering of the Securities (irrespective of whether such Purchaser has advised or is currently advising the Company on other matters) and no Purchaser has any obligation to the Company except the obligations expressly set forth in this Agreement, (iv) the Purchasers and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, (v) the Purchasers have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and (vi) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate.  The Company agrees that it will not claim that the Purchasers, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading to the offering of the Securities.

19.    The Company hereby agrees that the Representativesmay provide copies of the Preliminary Offering Memorandum and the Offering Memorandum relating to this offering and any other agreements or document relating thereto, including without limitation any registration rights agreement or trust indentures, to Xtract Research LLC (“Xtract”) following the completion of the offering for inclusion in an online research service sponsored by Xtract, access to which is restricted to “qualified institutional buyers” as defined in Rule 144A under the Act.

20.    This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Purchasers, or any of them, with respect to the offering of the Securities.

21.    This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

22.    The Company and each of the Purchasers hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

23.    This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

24.    Notwithstanding anything herein to the contrary, the Company is authorized to disclose to any persons the United States federal and state tax treatment and tax structure of the potential transaction and all materials of any kind (including tax opinions and other tax analyses) provided to the Company relating to that treatment and structure, without the Purchasers imposing any limitation of any kind. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, “tax structure” is limited to any facts that may be relevant to that treatment.

25.    The Company hereby submits to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.  The Company irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in federal courts in the Borough of Manhattan in The City of New York and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum.  The Company appoints CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011, or such other agent as the Company in its discretion may appoint, as its authorized agent in the Borough of Manhattan in the City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company, by the person serving the same to the address provided in Section 15, shall be deemed in every respect effective service of process upon the Company in any suit or proceeding.  The Company further agrees to take any and all action as may be necessary to maintain an agent for service of process in New York in full force and effect for a period of three years from the date of this Agreement.  Notice of any change in the Company’s appointed agent for service of process in New York shall be given to the Representatives in accordance with Section 15 herein.

If the foregoing is in accordance with the Purchasers’ understanding, please sign and return to us six counterparts hereof, and upon the acceptance hereof by the Representatives, on behalf of each of the Purchasers, this letter and such acceptance hereof shall constitute a binding agreement between each of the Purchasers and the Company.  It is understood that the Representatives’ acceptance of this letter on behalf of each of the Purchasers is pursuant to the authority set forth in a form of Master Agreement Among Underwriters, the form of which shall be submitted to the Company for examination upon request.

Very truly yours,

Kinross Gold Corporation

By:	/s/ Thomas Boehlert
Name: Thomas Boehlert
Title: Executive Vice President andChief Financial Officer

By:	/s/ Christopher Hill
Name: Christopher Hill
Title: Senior Vice President and Treasurer

Accepted as of the date hereof:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Paul Allison
Name: Paul Allison
Title: Managing Director

UBS Securities LLC

By:	/s/ Emir Kayalioglu
Name: Emir Kayalioglu
Title: Director

By:	/s/ Chris Chung
Name: Chris Chung
Title: Director

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